Exhibit 99.1
NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Navios Maritime Acquisition Corporation
We have audited the accompanying balance sheet of Navios Maritime Acquisition Corporation (a corporation in the development stage) (the “Company”) as of July 1, 2008, and the related statements of operations, stockholders’ equity, and cash flows for the period from March 14, 2008 (date of inception) to July 1, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navios Maritime Acquisition Corporation (a corporation in the development stage) as of July 1, 2008, and the results of its operations and its cash flows for the period from March 14, 2008 (date of inception) to July 1, 2008, in conformity with accounting principles generally accepted in the United States of America.
/s/ Rothstein, Kass & Company, P.C.
Roseland, New Jersey
July 7, 2008

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
BALANCE SHEET

July, 1
2008
Current assets, Cash	$1,307,095
Other asset, cash held in trust fund	250,770,000

Total assets	$252,077,095

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$827,778
Amount due to related parties	50,519
Loan payable, stockholder	500,000

Total current liabilities	1,378,297

Long term liabilities, deferred underwriter’s fees	8,855,000

Common stock subject to redemption, 10,119,999 shares at redemption value, $9.91 per share	100,289,190

Total liabilities	110,522,487

Commitments

Stockholders’ equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued	—
Common stock, $.0001 par value, authorized 100,000,000 shares; 31,625,000 shares issued and outstanding (includes the 10,119,999 shares subject to redemption)	3,163
Additional paid-in capital	141,588,169
Deficit accumulated during the development stage	(36,724)

Total stockholders’ equity	141,554,608

Total liabilities and stockholders’ equity	$252,077,095

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
STATEMENT OF OPERATIONS
For the period March 14, 2008 (date of inception) to July 1, 2008

Revenue	$—
Expenses
General and Administrative expenses	38,150
Formation and operating costs	750

Loss from operations	(38,900)

Interest income	2,176

Net loss applicable to common stockholders	$(36,724)

Weighted average number of common shares outstanding, basic and diluted	8,520,455

Net loss per common share, basic and diluted	$(0.0043)

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
STATEMENT OF STOCKHOLDERS’ EQUITY
For the period March 14, 2008 (date of inception) to July 1, 2008

				Deficit
				Accumulated
			Additional	During the	Total
	Common		Paid-in	Development	Stockholders’
	Shares	Amount	Capital	Stage	Equity
Sale of units issued to the sponsor at approximately $0.003 per unit on March 18, 2008	8,625,000	$863	$24,137	$—	$25,000
Forfeiture of units issued to the sponsor on June 16, 2008	(2,300,000)	(230)	230	—	—
Sale of 25,300,000 units on July 1, 2008 at a price of $10 per (including 10,119,999 shares of common stock subject to possible redemption)	25,300,000	2,530	252,997,470	—	253,000,000
Proceeds from public offering subject to redemption (10,119,999 shares at redemption value) redemption value, $9.91 per share			(100,289,190)		(100,289,190)
Underwriter’s discount and offering costs related to the public offering			(18,744,478)		(18,744,478)
Sale of 7,600,000 warrants on July 1, 2008 at a price of $1 per warrant to the sponsors			7,600,000		7,600,000
Net loss for the period				(36,724)	(36,724)

Balances, July 1, 2008	31,625,000	$3,163	$141,588,169	$(36,724)	$141,554,608

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
STATEMENT OF CASH FLOWS
For the period March 14, 2008 (date of inception) to July 1, 2008

Cash flows from operating activities
Net loss	$(36,724)
Adjustment to reconcile net loss to net cash provided by operating activities:
Change in operating liabilities:
Increase in accrued expenses	2,205
Amount due to related parties	35,807

Net cash provided by operating activities	1,288

Cash flows from investing activities
Restricted cash held in trust account	(250,770,000)

Net cash used by investing activities	(250,770,000)

Cash flows from financing activities
Proceeds from issuance of warrants in private placement	7,600,000
Gross proceeds from public offering	253,000,000
Payment for underwriters’ discount and offering cost	(9,049,193)
Proceeds from loan payable, stockholder	500,000
Proceeds from issuance of common stock	25,000

Net cash provided by financing activities	252,075,807

Net increase in cash	1,307,095

Cash, beginning of period	—

Cash, end of period	$1,307,095

Supplemental schedule of non-cash financing activities:
Deferred underwriter’s fee	$8,855,000

Accrued offering costs	$825,573

Amount due to related party, offering costs	$14,712

The accompanying notes are an integral part of these financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
Notes to Financial Statements
NOTE 1—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
     Navios Maritime Acquisition Corporation (a corporation in the development stage) (the “Company”) was incorporated in the Republic of the Marshal Islands on March 14, 2008. The Company was formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. The Company has neither engaged in any operations nor generated significant revenue to date. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7: Accounting and Reporting By Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies. The Company has selected December 31 as its fiscal year end.
     The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with an operating Company. As used herein, a ‘‘target business’’ shall include or more assets or operating businesses in the marine transportation and logistics industries and a ‘‘business combination’’ shall mean the acquisition of one or more target businesses.
     Proceeds of $250,770,000 from the initial public offering (“the Offering) of 25,300,000 units including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option and the Private Placement of 7,600,000 of the Company’s insider warrants to purchase common stock, were placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer and Trust Company, as trustee. The amount of proceeds from this offering also includes 3.5% of the underwriters’ underwriting discounts and commissions, or $8,855,000 payable to the underwriter in this offering. At closing of the Offering, at least 96% of the gross proceeds, after payment of certain amounts to the underwriters, are held in the Trust Account (“Trust Account”) and invested in U.S. “government debt securities,”. The Company’s agreement with the trustee requires that the trustee will invest and reinvest the proceeds in the Trust Account only in United States ‘‘government debt securities’’ within the meaning of Section 2(a) (16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Except with respect to interest income that may be released to the Company (i) up to $3,000,000 to fund working capital requirements and (ii) any additional amounts needed to pay the Company’s income and other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a business combination or liquidation, or for payments with respect to shares of common stock converted in connection with the vote to approve an extension period. The proceeds held in the Trust Account may be used as consideration to pay sellers of a target business or businesses with which the Company completes a business combination. Any amounts not paid as consideration to the sellers of the target business (excluding taxes and amounts permitted to be disbursed for expenses as well as the amount held in the Trust Account representing deferred underwriting discounts and commissions), may be used to finance operations of the target business.
     The initial business combination must occur with one or more target businesses that have a fair market value of at least 80% of the balance in the Trust Account (exclusive of deferred underwriter discounts and commissions). The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. The Company will proceed with the initial business combination only if the following two conditions are met: (i) a majority of the shares of common stock voted by the holders of the shares of common stock sold in the Offering (“Public Stockholders”) are voted in favor of the business combination and (ii) conversion rights have been exercised with respect to less than 40% of the shares sold in the Offering. All of the Company’s stockholders prior to the Offering, including all of the officers and directors of the Company (‘‘Initial Stockholders’’), have agreed to vote their respective shares of common stock owned by them in accordance with the majority of the shares of common stock voted by the Public Stockholders with respect to any business combination. After consummation of the Company’s first business combination, all of these voting safeguards will no longer be applicable. This voting arrangement shall not apply to shares included in the units purchased in this offering or purchased following this offering in the open market by any of the Company’s existing stockholders, officers and directors. However, there is no assurance that the Company will be able to effect a business combination successfully.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
Notes to Financial Statements—(Continued)
     Voting against the business combination, or the extended period will not result in conversion of a stockholder’s shares for a pro rata share of the trust account. Such Public Stockholders must have also exercised their conversion rights described below. If Public Stockholders representing 40% or more of the shares sold in the Offering exercise their conversion rights, the Company will be unable to consummate a business combination (or to extend the time period within which it can consumate a business combination, as applicable) and no stockholders will receive a distribution from the Trust Account.
     Public Stockholders voting against (i) a business combination that is subsequently approved, or (ii) an extended period that is subsequently approved will be entitled to convert their stock into a pro rata share of the trust account, including any interest earned on their pro rata share, net of interest that may be released to the Company as described above to fund working capital requirements and pay any tax obligations, if the business combination is approved and consummated. If (i) the business combination is not approved or consumated, or (ii) the extended period is not approved, then the Public Stockholders voting against the business combination or the extended period, as applicable, will not be entitled to convert their shares of common stock into a pro rata share of the aggregate amount then on deposit in the Trust Account. The Company views this requirement as an obligation to its stockholders and will not take any action to amend or waive this provision in its amended and restated certificate of incorporation. Navios Holdings, the Company’s existing stockholders and their permitted transferees will not be able to exercise conversion rights with respect to their shares of common stock, even shares acquired in the Offering or the aftermarket.
     Public Stockholders who convert their common stock into a pro rata share of the trust account will be paid promptly their conversion price following their exercise of conversion rights and will continue to have the right to exercise any warrants they own. The initial conversion price is approximately $9.91 per share. Since this amount may be lower than the market price of the common stock on the date of conversion, there may be a disincentive on the part of public stockholders to exercise their conversion rights.
     If the Company has not consummated a business combination with 24 months (or up to 36 months if a letter of intent, agreement in principle or definitive agreement with respect to a proposed business combination has been executed and not terminated within such 24-month period and the extended period has been approved) from the date of the prospectus, the Company will promptly take all action necessary to distribute only to its Public Stockholders (including its existing stockholders to the extent they have purchased shares in the Offering or in the aftermarket) the amount in its trust account including (i) all accrued interest net of income taxes paid or payable on such interest (less interest income of up to $3,000,000 earned on the trust account balance previously released to us to fund our working capital requirements), and (ii) all deferred underwriting discounts and commissions plus any of our remaining net assets. In the event of liquidation, it is possible that the per share value of the residual assets remaining available for distribution will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Offering discussed in Note 3).
     The Company’s operations, if a business combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
Notes to Financial Statements—(Continued)
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation:
     The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).
Development stage company:
     The Company complies with the reporting requirements of SFAS No. 7: Accounting and Reporting by Development Stage Enterprises.
Loss per common share:
     The Company complies with accounting and disclosure requirements of SFAS No. 128: Earnings Per Share. Net loss per common share, basic and diluted, is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period.
     Basic loss per common share excludes dilution and is computed as net loss divided by the weighted average common shares outstanding for the period. Diluted loss per common shares reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As the Company reported a net loss for the period March 14, 2008 (date of inception) to July 1, 2008, the effect of the 31,625,000 units have not been considered in the diluted loss per common share since these potentially dilutive securities would reduce the loss per common share and become anti-dilutive.
Fair value of financial instruments:
     The fair value of the Company’s assets and liabilities, which qualify as financial instruments under SFAS No. 107: Disclosure About Fair Value of Financial Instruments, approximates the carrying amounts represented in the accompanying balance sheet.
Use of estimates:
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Deferred offering costs:
     The Company complies with the requirements of the SEC’s Staff Accounting Bulletin (“SAB”) Topic 5A: Expenses of Offering. Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are related to the Proposed Offering and that will be charged to equity upon the completion of the Proposed Offering or charged to expense if the Proposed Offering is not completed.
     As of July 1, 2008, the Company incurred $1,034,478 of offering costs related to the Offering. Accordingly, these offering costs were charged to stockholders’ equity (additional paid-in-capital) as the Offering became effective.
Income taxes:
     The Company complies with SFAS No. 109: Accounting for Income Taxes (“SFAS No. 109”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
Notes to Financial Statements—(Continued)
which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
     The Company also complies with Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”): Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is ‘‘more likely than not’’ that the position is sustainable based on its technical merits. Management is currently unaware of any issues that could result in significant payments, accruals, or material deviations from its position.
     The Company adopted the provisions of SFAS No. 109 and FIN 48 at inception on March 14, 2008.
Foreign currency translation:
     The Company’s reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.
     In accordance with SFAS 52: Foreign Currency Translation, foreign currency balance sheets will be translated into U.S. dollars using the exchange rate in effect rate in effect as of the balance sheet date and the statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholder’s equity.
     Foreign currency transaction gains and losses will be included in the statement of operations as they occur.
Recently issued accounting standards:
     In September 2006, the FASB issued SFAS No. 157: Fair Value Measurements (“SFAS No.157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning January 1, 2008. However, however in February 2008, the FASB issued FASB Staff Position No. FSP FAS 157-2: Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”) which deferred the effective date of certain elements of SFAS No. 157 to fiscal years beginning November 15, 2008. Under FSP FAS 157-2, application of SFAS No. 157 may be deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. At this time, the Company is evaluating the impact of SFAS No. 157 but does not believe that the adoption of those parts of SFAS No. 157 not deferred by FSP FAS 157-2 will have a material impact on its financial statements.
     In February 2007, the FASB issued SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”).  This Statement permits entities to choose to measure many financial instruments at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.
     In December 2007, the FASB issued Statement No. 141R: Business Combinations (“SFAS 141R”). SFAS 141R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interest transferred as a result of business combinations; and stipulates that acquisition related costs be expensed rather than included as part of the basis of the acquisition. SFAS 141R expands required disclosures to improve the ability to evaluation the nature and financial effects of business combinations.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
Notes to Financial Statements—(Continued)
SFAS 141 R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require the Company to adopt these provisions occurring in fiscal 2009 and thereafter.
     In December 2007, the Financial Accounting Standards Board issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 106”), an amendment of ARB 51, which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retroactively. The adoption of SFAS No. 160 will not have a significant impact on the Company’s financial position, results of operations or cash flows.
NOTE 3—THE OFFERING
     On July 1, 2008 the Company consummated its initial public offering of 25,300,000 units including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option at a price of $10.00 per Unit in the Offering. Each Unit consists of one share of the Company’s common stock, $0.0001 par value per share, and one redeemable common stock purchase warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $7.00 commencing on the later of (a) the completion of a Business Combination or (b) one year from the date of the final prospectus for the Offering and will expire five years from the date of the prospectus. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.
     No warrants will be exercisable and the Company will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, if the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants. In no circumstance will the Company be required to settle any such warrant exercise for cash. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.
NOTE 4—RELATED PARTY TRANSACTIONS
Navios Holdings had purchased an aggregate of 8,625,000 units for an aggregate purchase price of $25,000 (the “Sponsor Units”) of which an aggregate of 290,000 were transferred to the Company’s officers and directors. Subsequently, on June 16, 2008, Navios Holdings agreed to return to the Company an aggregate of 2,300,000 Sponsor Units, which, upon receipt, the Company cancelled. Accordingly, the initial shareholders own 6,325,000 Sponsor Units. Each Sponsor Unit consists of one share of common stock and one warrant.
The common stock and warrants comprising the Sponsor Units are identical to the common stock and warrants comprising the units being sold in this Offering, except that (i) initial shareholders and their permitted transferees will not be able to exercise conversion rights, as described below, with respect to the common stock underlying the Sponsor Units; (ii) initial shareholders have agreed, and any permitted transferees will agree, to vote the shares of common stock in the same manner as a majority of the shares of common stock voted by the Public Shareholders at the special or annual shareholders meeting called for the purpose of approving (i) a business combination or (ii) the

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
Notes to Financial Statements—(Continued)
extended period; (iii) initial shareholders have waived, and their permitted transferees will waive, their right to participate in any liquidating distribution with respect to the common stock if the Company fails to consummate a business combination; (iv) the warrants may not be exercised unless and until the last sale price of the Company’s common stock equals or exceeds $13.75 for any 20 days within any 30-trading day period beginning 90 days after the business combination; (v) the warrants will not be redeemable by the Company as long as they are held by initial shareholders or their permitted transferees (other than as part of a mandatory forfeiture of Sponsor Units if and to the extent the underwriters’ over-allotment option is not fully exercised); (vi) the warrants may be exercised by the holders by paying cash or on a cashless basis; and (vii) the Sponsor Units, and the underlying common stock and the warrants (including the common stock issuable upon exercise of the warrants) will not be transferable or salable, except to another entity controlled by Navios Holdings or Angeliki Frangou, or, in the case of individuals, family members and trusts for estate planning purposes, until 180 days after the consummation of the Company’s business combination.
On July 1, 2008 Navios Holdings purchased 7,600,000 warrants from the Company at a price of $1.00 per warrant ($7,600,000 in the aggregate) in the Private Placement that occurred simultaneously with the completion of the Offering (the ‘‘Sponsor Warrants’’). The proceeds from the Private Placement were added to the proceeds of the Offering and placed in the Trust Account. If a business combination is not consummated within 24 months (or up to 36 months if the Company’s shareholders approve an extended period) after the date of this prospectus, the $7,600,000 proceeds from the sale of the Sponsor Warrants will be part of the liquidating distribution to the Public Stockholders and the Sponsor Warrants will expire worthless. The Sponsor Warrants are identical to the warrants included in the units sold in this offering except that: (i) the Sponsor Warrants will be subject to certain transfer restrictions until after the consummation of our initial business combination; (ii) the Sponsor Warrants may be exercised on a cashless basis, while the warrants included in the units sold in this offering cannot be exercised on a cashless basis; (iii) the Sponsor Warrants will not be redeemable by the Company so long as they are held by Navios Holdings or its permitted transferees; and (iv) none of the Sponsor Warrants to be purchased by Navios Holdings will be transferable or salable, except to another entity controlled by Navios Holdings, which will be subject to the same transfer restrictions until after a business combination is consummated. The Company does not believe that the sale of the Sponsor Warrants will result in the recognition of any stock-based compensation expense, as the Company believes that the Sponsor Warrants are being sold at or above fair value.
     The Company received a $500,000 loan from Navios Holdings on March 31, 2008. The loan evidenced thereby is non-interest bearing, unsecured, and is due upon the earlier of March 31, 2009 or the completion of the Offering. On July 1, 2008, the balance of the loan was still outstanding, however the Company expects to repay the loan by October 2008.
The Company presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $10,000 per month for such services. As of July 1, 2008, the Company accrued $35,807 for administrative services rendered by Navios Holdings. This amount is included under amounts due to related parties in the balance sheet together with offering costs amounting to $14,712 paid by Navios Holdings and will be reimbursed to Navios Holdings.
The Company has also agreed to pay each of the independent directors $50,000 in cash per year for their board service, accruing pro rata from the respective start of their service on the Company’s board of directors and payable only upon the successful consummation of a business combination. As of July 1, 2008, there were three independent directors appointed.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
Notes to Financial Statements—(Continued)
NOTE 5—PREFERRED STOCK
     The Company is authorized to issue 1,000,000 shares of $.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No shares of preferred stock were issued and outstanding as at July 1, 2008.
NOTE 6—COMMITMENTS
     The Company paid an underwriting discount and commission of 3.5% of the public unit offering price to the underwriters at the completion of the Offering, with an additional 3.5% deferred underwriting discount and commission of the gross offering proceeds payable upon the Company’s consummation of a business combination. If an initial business combination is not consummated, the underwriters have agreed that (i) upon liquidation, they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any income earned thereon, then in the Trust Account, and (ii) the deferred underwriting discounts and commission will be distributed on a pro rata basis, together with any income earned thereon and net of taxes payable on such income, to the Public Stockholders.